Exhibit 99.1

STAK Inc. ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST HALF OF 2026

First Half of Fiscal Year 2026 Financial Summary

●	Revenues were $19.2 million for the first half of fiscal year 2026, an increase of 13.41% from $17.0 million for the first half of fiscal year 2025.

●	Gross profit remained steady at $5.2 million for the first half of fiscal year 2025 and 2026.

●	Gross profit margin was 27.24% for the first half of fiscal year 2026, compared to 30.65% for the first half of fiscal year 2025.

●	Net income was $1.8 million for the first half of fiscal year 2026, compared to $2.0 million for the first half of fiscal year 2025.

●	Basic and diluted earnings per share were $0.14 for the first half of fiscal year 2026, compared to $0.20 for the first half of fiscal year 2025.

First Half 2026 Financial Results

Revenues

Our revenues for the six months ended December 31, 2025 and 2024 were $19.2 million and $17.0 million, respectively. The 13.41 % increase in revenues was mainly driven by the increase in order volumes and increase in sale prices of specialized oilfield vehicles. This increase was partially offset by the decrease in demand for sales of specialized oilfield equipment.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of raw materials, depreciation, maintenance, and other overhead expenses. Our cost of revenues increased by $2.2 million, or 18.99%, to $14.0 million for the six months ended December 31, 2025 from $11.8 million for the six months ended December 31, 2024. The increase in cost was mainly attributable to increase in sales volume for specialized oilfield vehicles.

Gross profit

Gross profit remained steady at $5.2 million for the six months ended December 31, 2025 and 2024. Gross profit margin decreased from 30.65% for the six months ended December 31, 2024 to 27.24% for the six months ended December 31, 2025. The decrease in gross profit margin was primarily driven by increase in production cost of newly developed vehicles and our promotional sales policy to expand the market. The gross profit remained steady mainly due to the decrease in unit profit margin was offset by an increase in sales volume.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of commission.

Our selling and marketing expenses slightly decreased by $0.1 million, or 13.76% , to $0.5 million for the six months ended December 31, 2025 from $0.6 million for the six months ended December 31, 2024. The observed revenue expansion reflects our management team’s direct business development efforts rather than commission-based sales channels, thereby maintaining stable commission expenditure.

General and administrative expenses

Our general and administrative expenses consist primarily of professional fees, salaries and welfare expenses, provision for credit losses, and others, which primarily includes depreciation and amortization expenses and rental expenses.

Our general and administrative expenses increased by $0.2 million, or 27.27%, to $1.0 million for the six months ended December 31, 2025 from $0.8 million for the six months ended December 31, 2024, which attributed to the increase in professional fees of $0.7 million and was offset by an decrease of provision for credit losses $0.5 million.

Research and development expenses

Our research and development expenses consist primarily of (i) parts and materials in relation to testing materials; and (ii) design and development expenses, with new technology, materials and suppliers and other research and development related expenses for designing and testing.

Research and development expenses slightly increased by $0.1 million, or 2.69%, to $1.6 million for the six months ended December 31, 2025 from $1.5 million for the six months ended December 31, 2024. The increase in research and development expenses is mainly driven by the stage and scale of our equipment development.

Income tax expense

The People’s Republic of China enterprise income tax (the “EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. Our income tax expense remained steady at $0.2 million for the six months ended December 31, 2025 and 2024.

Net income

As a result of the foregoing, we recorded net income of $1.8 million and $2.0 million for the six months ended December 31, 2025 and 2024, respectively.

About STAK Inc.

STAK Inc. is a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specific production and maintenance equipment. The Company designs and manufactures oilfield-specialized production and maintenance equipment, then collaborates with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, the Company sells oilfield-specialized equipment components, related products, and provides automation solutions. Its vision is to help oilfield services companies reduce costs and increase efficiency by providing the cutting-edge integrated oilfield equipment and automation solutions service. Its mission is to become a powerful provider for the niche markets of specialized oilfield vehicles and equipment in China. For more information, please visit the Company’s website at https://www.stakindustry.com/ir/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

STAK Inc.

Investor Relations Department

Email: ir@stakindustry.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

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STAK INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	As of
	December 31, 2025	June 30, 2025
Assets
Current assets:
Cash and cash equivalents	$1,923,399	$1,022,625
Accounts receivable, net	2,980,649	1,988,785
Inventories	18,313,220	17,018,217
Advances to suppliers	771,306	562,473
Amounts due from a related party	-	87,472
Prepayments and other current assets, net	1,869,325	2,783,842
Total current assets	25,857,899	23,463,414

Non-current assets:
Property and equipment, net	274,938	293,023
Intangible assets, net	2,003,067	2,022,918
Right-of-use assets, net	47,843	74,562
Deferred tax assets	790,723	785,700
Other assets	369,816	114,888
Total non-current assets	3,486,387	3,291,091

Total assets	$29,344,286	$26,754,505

Liabilities and shareholder’s equity

Liabilities
Current liabilities:
Accounts payable	$2,465,645	$3,722,525
Deferred revenues	744,094	1,164,334
Amounts due to related parties	70,695	30,222
Accrued expenses and other current liabilities	1,140,148	1,116,014
Short-term borrowings	7,568,889	5,636,831
Operating lease liabilities, current	-	73,530
Income tax payable	1,967,290	1,692,519
Total current liabilities	13,956,761	13,435,975

Non-Current liabilities:
Long-term borrowing	428,994	418,784
Total non-current liabilities	428,994	418,784

Total liabilities	$14,385,755	$13,854,759

Commitments and contingencies

Shareholder’s equity
Class A ordinary shares (par value of $0.001 per share; 75,000,000 shares authorized; 4,010,349 shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively)	4,010	4,010
Class B ordinary shares (par value of $0.001 per share; 25,000,000 shares authorized; 9,200,000 shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively)	9,200	9,200
Additional paid in capital	12,157,104	12,157,104
Statutory reserve	672,402	672,402
Retained earnings	2,141,804	324,893
Accumulated other comprehensive loss	(25,989)	(267,863)
Total shareholders’ equity	14,958,531	12,899,746

Total liabilities and shareholder’s equity	$29,344,286	$26,754,505

F-2

STAK INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Expressed in U.S. dollars, except for number of shares)

	For the Six Months Ended December 31,
	2025	2024

Revenues	$19,230,376	$16,955,913
Cost of revenues	(13,992,367)	(11,759,741)
Gross profit	5,238,009	5,196,172

Operating expenses:
Selling and marketing expenses	(516,973)	(599,471)
General and administrative expenses	(1,026,832)	(806,833)
Research and development expenses	(1,584,450)	(1,542,926)
Total operating expenses	(3,128,255)	(2,949,230)

Operating income	2,109,754	2,246,942

Other (expense) income:
Interest expense, net	(105,896)	(89,907)
Other income, net	56,034	-
Government subsidies	-	17,006
Total other expense, net	(49,862)	(72,901)

Income before income tax expense	2,059,892	2,174,041
Income tax expense	(242,981)	(174,678)
Net income	1,816,911	1,999,363

Net income per ordinary share:
Earnings per share, basic and diluted	$0.14	$0.20

Weighted average number of shares outstanding, basic and diluted*	13,210,349	10,000,000

Net income	$1,816,911	$1,999,363
Foreign currency translation adjustments	241,874	(83,516)
Total comprehensive income	$2,058,785	$1,915,847

* On June 13, 2025, the Company’s authorized share capital was increased (the “Increase of Authorized Share Capital”), and re-designated from US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each to US$100,000 divided into 100,000,000 ordinary shares of per value US$0.001. All share and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted for all periods presented, unless otherwise indicated.

F-3

STAK INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except for number of shares)

	Ordinary shares*		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	reserves	earnings	loss	equity
Balance as of July 1, 2024	10,000,000	$10,000	$4,249,517	$672,402	$6,037,573	$(388,543)	$10,580,949
Net income	-	-	-	-	1,999,363	-	1,999,363
Appropriation to statutory reserve	-	-	-	205,419	(205,419)	-	-
Foreign currency translation adjustments	-	-	-	-	-	(83,516)	(83,516)
Balance as of December 31, 2024 (unaudited)	10,000,000	$10,000	$4,249,517	$877,821	$7,831,517	$(472,059)	$12,496,796

* On June 13, 2025, the Company’s authorized share capital was increased (the “Increase of Authorized Share Capital”), and re-designated from US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each to US$100,000 divided into 100,000,000 ordinary shares of per value US$0.001. All share and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted for all periods presented, unless otherwise indicated.

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	earnings	loss	equity
Balance as of July 1, 2025	4,010,349	$4,010	9,200,000	$9,200	$12,157,104	$672,402	$324,893	$(267,863)	$12,899,746
Net income	-	-	-	-	-	-	1,816,911	-	1,816,911
Foreign currency translation adjustments	-	-	-	-	-	-	-	241,874	241,874
Balance as of December 31, 2025 (unaudited)	4,010,349	$4,010	9,200,000	$9,200	$12,157,104	$672,402	$2,141,804	$(25,989)	$14,958,531

F-4

STAK INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Six Months Ended December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,816,911	$1,999,363
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	23,608	524,509
Depreciation of property and equipment	24,765	166,058
Amortization of intangible assets	67,900	2,538
Amortization of operating lease right-of-use asset	28,012	9,624
Deferred income tax	13,785	(125,305)
Changes in operating assets and liabilities:
Accounts receivable	(976,367)	(5,791,039)
Advance to suppliers	(192,276)	1,355,963
Inventories	(863,885)	(5,231,547)
Amounts due from/due to related parties	130,432	66,712
Prepaid expenses and other current assets	936,875	73,201
Other assets	(253,510)	35,512
Accounts payable	221,333	6,037,020
Deferred revenues	(440,372)	-
Income tax payable	229,196	299,996
Accrued expenses and other current liabilities	(25,152)	(421,174)
Operating lease liabilities	(73,936)	-
Net cash provided by (used in) operating activities	$667,319	$(998,569)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	-	(3,082)
Proceeds received from disposal of property and equipment	506,471	-
Loans to third parties	(640,072)	(209,010)
Collection of loans to third parties	167,036	350,022
Net cash provided by investing activities	$33,435	$137,930

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	2,196,738	2,424,513
Repayments of short-term bank loans	(1,979,310)	(1,741,748)
Repayments of long-term bank loans	-	(118,439)
Net cash provided by financing activities	$217,428	$564,326

Effect of exchange rate changes on cash and cash equivalents	(17,408)	(1,319)

Net increase (decrease) in cash and cash equivalents	900,774	(297,632)
Cash and cash equivalents, at beginning of the period	1,022,625	658,154
Cash and cash equivalents, at the end of the period	$1,923,399	$360,522

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	106,103	90,523
Income taxes paid	-	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Addition of right-of-use assets	-	105,760
Reclassification of accounts payables into supplier finance obligations	1,544,173	-

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